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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

CHIRON CORPORATION
(Name of the Issuer)

NOVARTIS VACCINES AND DIAGNOSTICS, INC.
NOVARTIS CORPORATION
NOVARTIS AG
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

170040109
(CUSIP Number of Class of Securities)

WAYNE P. MERKELSON Vice President and Associate General Counsel Novartis Corporation 608 Fifth Avenue New York, New York 10020 (212) 307-1122	JESSICA M. HOOVER Vice President, Head of Corporate Business Development Chiron Corporation 4560 Horton Street Emeryville, California 94608 (510) 655-8730
Copy to:
ANDREW R. BROWNSTEIN, ESQ. TREVOR S. NORWITZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	ALISON S. RESSLER, ESQ. PATRICK S. BROWN, ESQ. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067-1725 (310) 712-6600
(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

        This statement is filed in connection with (check the appropriate box):

        a.     ☒    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b.     ☐    The filing of a registration statement under the Securities Act of 1934.

        c.     ☐    A tender offer.

        d.     ☐    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$5,600,238,782	$599,226
*
For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.01 per share, of Chiron Corporation ("Common Stock") that are proposed to be acquired in the merger and (ii) the merger consideration of $48.00 in cash per share of Common Stock, plus (y) $171,822,686 expected to be paid to holders of stock options with an exercise price of less thant $48.00 per share granted by Chiron to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $38,169,264 expected to be paid to holders of restricted stock units and restricted stock rights in exchange for the cancellation of such units and rights ((x), (y) and (z) together, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $602,655
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: Chiron Corporation
Date Filed: November 25, 2005

        This Amendment No. 9 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3"), amends the Schedule 13E-3 first filed on November 25, 2005, as amended by Amendment No. 1 filed on January 11, 2006, Amendment No. 2 filed on February 16, 2006, Amendment No. 3 filed on February 24, 2006, Amendment No. 4 filed on March 1, 2006, Amendment No. 5 filed on March 6, 2006, Amendment No. 6 filed on March 20, 2006, Amendment No. 7 filed on April 6, 2006 and Amendment No. 8 filed on April 11, 2006, and is being filed by (i) Novartis Vaccines and Diagnostics, Inc., formerly Chiron Corporation, a Delaware corporation, the issuer of the equity securities which are the subject of the Rule 13e-3 transaction and now a wholly owned subsidiary of Novartis AG ("Chiron"), (ii) Novartis AG, a Swiss company headquartered in Basel, Switzerland and (iii) Novartis Corporation, a New York corporation ("Novartis") and an indirect wholly owned subsidiary of Novartis AG.

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13e-3.

Item 15. Additional Information.

Item 1011

Item 15(b) is hereby amended and supplemented as follows:

        On April 19, 2006 Chiron filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Novartis Biotech Partnership, Inc. was merged with and into Chiron, with Chiron as the surviving corporation (the "Merger"). As a result of the Merger, Chiron became an indirect wholly owned subsidiary of Novartis AG. The Merger became effective as of 12:01 a.m. on Thursday, April 20, 2006, at which time (i) each of the outstanding shares of common stock of Chiron (other than shares held by Chiron or any of its subsidiaries, any U.S. subsidiary of Novartis AG or any of their respective subsidiaries, or shares held by stockholders who perfected appraisal rights ("Excluded Shares")) was automatically converted into the right to receive $48.00 in cash, without interest, upon surrender and acceptance of the certificate for such share to Chiron's paying agent, (ii) all of the Excluded Shares were canceled and (iii) the separate corporate existence of Novartis Biotech Partnership, Inc. ceased. In addition, Chiron changed its name to Novartis Vaccines and Diagnostics, Inc.

        As a result of the Merger, Chiron common stock ceased to trade on the Nasdaq Stock Market and became eligible for delisting from the Nasdaq Stock Market's and termination of registration pursuant to Rules 12g-4 and 12h-3. Accordingly, on April 20, 2006, Chiron filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

Item 16. Exhibits.

Item 1016

        Item 16 is amended and restated to read in its entirety as follows:

        (a)(1)    Definitive Proxy Statement filed with the Securities and Exchange Commission on March 6, 2006.

        (a)(2)    Form of Proxy Card filed with the Securities and Exchange Commission along with the Definitive Proxy Statement.

        (a)(3)    Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Sylvia B. Piven, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 1, 2005.**

        (a)(4)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Thomas Stone Irrevocable Trust v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(5)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Paulena Partners LLC v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(6)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Judy Longcore, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 2, 2005.**

        (a)(7)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Edith Auman, on behalf of herself and all others similarly situated v. Lewis D. Coleman, et al., filed September 1, 2005.**

        (a)(8)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Steven Rosenberg, et al v. Lewis W. Coleman, et al., filed September 1, 2005.**

        (a)(9)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Tracie Scotto, On Behalf of Herself and All Others Similarly Situated v. Howard H. Pien, et al., filed September 1, 2005.**

        (a)(10)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William Steiner, individually and on behalf of all others similarly situated v. Chiron Corp, et al., filed September 1, 2005.**

        (a)(11)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Joseph S. Fisher MD, P.C. New Profit Sharing Trust, Trustee Joseph S. Fisher, MD. v. Lewis W. Coleman, et al., filed September 2, 2005.**

        (a)(12)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William V. Lattarulo v. Chiron Corporation, et al., filed September 8, 2005.**

        (a)(13)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Ronald A. Abramoff, et al. v. Howard Pien, et al., filed September 12, 2005.**

        (a)(14)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Albert Stein, On Behalf of Himself and All Others Similarly Situated v. Chiron Corporation, et al., filed September 13, 2005.**

        (a)(15)    Class Action Consolidated Complaint filed in the Superior Court of Alameda County, State of California, captioned In re Chiron Shareholder Deal Litigation, filed January 24, 2006.***

        (a)(16)    Press Release dated March 16, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 16, 2006.****

        (a)(17)    Letter sent to stockholders on March 17, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 20, 2006.****

        (a)(18)    Chiron's presentation to stockholders regarding the merger, as filed on Schedule 14A with the Securities and Exchange Commission on March 20, 2006.****

        (a)(19)    Novartis' presentation to Chiron's stockholders regarding the merger, as filed on Schedule 14A with the Securities and Exchange Commission on March 20, 2006.****

        (a)(20)    Supplement to the Definitive Proxy Statement, as filed on Schedule 14A with the Securities and Exchange Commission on April 5, 2006.

        (a)(21)    Press Release dated March 31, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 31, 2006.

        (a)(22)    Press Release dated April 4, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on April 4, 2006.

        (a)(23)    Form of Proxy Card, as filed with the Securities and Exchange Commission on April 11, 2006 along with the Proxy Statement Supplement.

        (a)(24)    Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on April 11, 2006.

        (a)(25)    Novartis' Press Release dated April 19, 2006.

        (a)(26)    Chiron's Press Release dated April 19, 2006.

        (b)    None.

        (c)(1)    Opinion of Credit Suisse, dated October 30, 2005, attached as Annex B to the Definitive Proxy Statement.

        (c)(2)    Opinion of Morgan Stanley, dated October 30, 2005, attached as Annex C to the Definitive Proxy Statement.

        (c)(3)    Financial analysis presentation materials, dated October 30, 2005, prepared by Credit Suisse and Morgan Stanley.*

        (c)(4)    Financial analysis presentation materials, dated October 18, 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(5)    Financial analysis presentation materials, dated September 4, 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(6)    Supplementary materials, dated September 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(7)    Financial analysis presentation materials, dated May 20, 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(8)    Discussion materials, dated October 28, 2005, prepared by Goldman, Sachs & Co.***

        (c)(9)    Financial analysis presentation materials, dated April 3, 2006, prepared by Credit Suisse and Morgan Stanley.*****

        (c)(10)    Opinion of Credit Suisse, dated April 3, 2006, attached as Annex B to the Proxy Statement Supplement.

        (c)(11)    Opinion of Morgan Stanley, dated April 3, 2006, attached as Annex C to the Proxy Statement Supplement.

        (d)(1)    Agreement and Plan of Merger, dated as of October 30, 2005, among Chiron, Novartis Corporation, Novartis Biotech Partnership, Inc., and Novartis AG, attached as Annex A to the Definitive Proxy Statement.

        (d)(2)    Investment Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.54 of the Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.701 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(3)    Governance Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation and Chiron Corporation (initially filed as Exhibit 10.55 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.702 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(4)    Subscription Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.56 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.703 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(5)    Cooperation and Collaboration Agreement dated as of November 20, 1994, between Ciba-Geigy Limited and Chiron Corporation (initially filed as Exhibit 10.57 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.704 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(6)    Registration Rights Agreement dated as of November 20, 1994 between Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.58 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.705 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(7)    Market Price Option Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.59 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.706 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(8)    Amendment dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.60 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.707 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(9)    Supplemental Agreement dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.61 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.708 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(10)    Amendment with Respect to Employee Stock Option Arrangements dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation, (initially filed as Exhibit 10.62 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.709 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(11)    Agreement, dated November 27, 1996, between Ciba-Geigy Limited and Chiron, incorporated by reference to Exhibit 10.92 of Chiron's current report on Form 8-K filed with the Commission on December 17, 1996.

        (d)(12)    Amendment dated March 26, 1997, to Agreement dated November 27, 1996, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-Q for the period ended March 30, 1997.

        (d)(13)    Letter Agreement dated December 19, 1997, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.712 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(14)    Letter Agreement dated December 24, 1997, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.713 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(15)    Letter Agreement, dated May 6, 1996, as to consent to assignment of contracts to Novartis Limited, among the Registrant, Ciba-Geigy Limited, Ciba-Geigy Corporation and Ciba Biotech Partnership, Inc., incorporated by reference to Exhibit 10.43 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(16)    Letter Agreement, dated December 19, 1996, regarding compensation paid by Chiron for director services performed by employees of Ciba-Geigy Limited, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(17)    Letter Agreement dated September 30, 1999, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.716 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(18)    Chiron Funding L.L.C. Limited Liability Company Agreement, entered into and effective as of December 28, 1995, among Chiron, Chiron Biocine Company and Biocine S.p.A. and Ciba-Geigy Corporation, incorporated by reference to Exhibit 10.80 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(19)    Agreement between Ciba-Geigy Limited and Chiron made November 15, 1995, incorporated by reference to Exhibit 10.81 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(20)    Reimbursement Agreement dated as of March 24, 1995, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.76 of Chiron's report on Form 10-Q for the period ended July 2, 1995.

        (d)(21)    Reimbursement Agreement, dated as of June 28, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.94 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(22)    Reimbursement Agreement, dated as of July 12, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.93 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(23)    Letter Agreement dated December 31, 1999 between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1999.

        (d)(24)    Letter Agreement dated December 7, 2000, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.723 of Chiron's report on Form 10-K for fiscal year 2000.

        (d)(25)    Amendment dated May 18, 2001 to Governance Agreement dated as of November 20, 1994 among Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2003.

        (d)(26)    Amendment dated October 21, 2002 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2002.

        (d)(27)    Amendment dated February 21, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.727 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(28)    Amendment dated March 11, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.728 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(29)    Amendment dated May 16, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.528 of Chiron's report on Form 10-Q for the period ended June 30, 2003.

        (d)(30)    Amendment dated December 5, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorported by reference to Exhibit 10.729 of Chiron's report on Form 10-K for fiscal 2003.

        (d)(31)    Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 3, 2006, by and among Chiron, Novartis Corporation, Novartis Biotech Partnership, Inc., and Novartis AG, attached as Annex A to the Proxy Statement Supplement.

        (d)(32)    Letter Agreement, dated as of April 3, 2006, by and among Novartis Corporation, Chiron and CAM North America LLC, incorporated by reference to Exhibit 99.3 of Novartis Corporation's Schedule 13D/A as filed with the SEC on April 3, 2006.

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex D to the Definitive Proxy Statement.

        (g)    None.

*
Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 25, 2005.

**
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on January 11, 2006.

***
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on February 6, 2006.

****
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on March 20, 2006.

*****
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on April 5, 2006.

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 20, 2006	NOVARTIS VACCINES AND DIAGNOSTICS, INC.
	by	/s/ WAYNE P. MERKELSON Name: Wayne P. Merkelson Title: Assistant Secretary

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 20, 2006	NOVARTIS CORPORATION
	by	/s/ URS NAEGELIN Name: Urs Naegelin Title: Executive Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 20, 2006	NOVARTIS AG
	by	/s/ PETER RUPPRECHT Name: Peter Rupprecht Title: Authorized Signatory
	by	/s/ MARTIN HENRICH Name: Martin Henrich Title: Authorized Signatory

EXHIBIT INDEX

        (a)(1)    Definitive Proxy Statement filed with the Securities and Exchange Commission on March 6, 2006.

        (a)(2)    Form of Proxy Card filed with the Securities and Exchange Commission along with the Definitive Proxy Statement.

        (a)(3)    Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Sylvia B. Piven, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 1, 2005.**

        (a)(4)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Thomas Stone Irrevocable Trust v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(5)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Paulena Partners LLC v. Chiron Corporation, et al., filed September 1, 2005.**

        (a)(6)    Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Judy Longcore, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 2, 2005.**

        (a)(7)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Edith Auman, on behalf of herself and all others similarly situated v. Lewis D. Coleman, et al., filed September 1, 2005.**

        (a)(8)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Steven Rosenberg, et al v. Lewis W. Coleman, et al., filed September 1, 2005.**

        (a)(9)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Tracie Scotto, On Behalf of Herself and All Others Similarly Situated v. Howard H. Pien, et al., filed September 1, 2005.**

        (a)(10)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William Steiner, individually and on behalf of all others similarly situated v. Chiron Corp, et al., filed September 1, 2005.**

        (a)(11)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Joseph S. Fisher MD, P.C. New Profit Sharing Trust, Trustee Joseph S. Fisher, MD. v. Lewis W. Coleman, et al., filed September 2, 2005.**

        (a)(12)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned William V. Lattarulo v. Chiron Corporation, et al., filed September 8, 2005.**

        (a)(13)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Ronald A. Abramoff, et al. v. Howard Pien, et al., filed September 12, 2005.**

        (a)(14)    Class Action Complaint filed in the Superior Court of Alameda County, State of California, captioned Albert Stein, On Behalf of Himself and All Others Similarly Situated v. Chiron Corporation, et al., filed September 13, 2005.**

        (a)(15)    Class Action Consolidated Complaint filed in the Superior Court of Alameda County, State of California, captioned In re Chiron Shareholder Deal Litigation, filed January 24, 2006.***

        (a)(16)    Press Release dated March 16, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 16, 2006.****

        (a)(17)    Letter sent to stockholders on March 17, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 20, 2006.****

        (a)(18)    Chiron's presentation to stockholders regarding the merger, as filed on Schedule 14A with the Securities and Exchange Commission on March 20, 2006.****

        (a)(19)    Novartis' presentation to Chiron's stockholders regarding the merger, as filed on Schedule 14A with the Securities and Exchange Commission on March 20, 2006.****

        (a)(20)    Supplement to the Definitive Proxy Statement, as filed on Schedule 14A with the Securities and Exchange Commission on April 5, 2006.

        (a)(21)    Press Release dated March 31, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on March 31, 2006.

        (a)(22)    Press Release dated April 4, 2006, as filed on Schedule 14A with the Securities and Exchange Commission on April 4, 2006.

        (a)(23)    Form of Proxy Card, as filed with the Securities and Exchange Commission on April 11, 2006 along with the Proxy Statement Supplement.

        (a)(24)    Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on April 11, 2006.

        (a)(25)    Novartis' Press Release dated April 19, 2006.

        (a)(26)    Chiron's Press Release dated April 19, 2006.

        (b)    None.

        (c)(1)    Opinion of Credit Suisse, dated October 30, 2005, attached as Annex B to the Definitive Proxy Statement.

        (c)(2)    Opinion of Morgan Stanley, dated October 30, 2005, attached as Annex C to the Definitive Proxy Statement.

        (c)(3)    Financial analysis presentation materials, dated October 30, 2005, prepared by Credit Suisse and Morgan Stanley.*

        (c)(4)    Financial analysis presentation materials, dated October 18, 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(5)    Financial analysis presentation materials, dated September 4, 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(6)    Supplementary materials, dated September 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(7)    Financial analysis presentation materials, dated May 20, 2005, prepared by Credit Suisse and Morgan Stanley.**

        (c)(8)    Discussion materials, dated October 28, 2005, prepared by Goldman, Sachs & Co.***

        (c)(9)    Financial analysis presentation materials, dated April 3, 2006, prepared by Credit Suisse and Morgan Stanley.*****

        (c)(10)    Opinion of Credit Suisse, dated April 3, 2006, attached as Annex B to the Proxy Statement Supplement.

        (c)(11)    Opinion of Morgan Stanley, dated April 3, 2006, attached as Annex C to the Proxy Statement Supplement.

        (d)(1)    Agreement and Plan of Merger, dated as of October 30, 2005, among Chiron, Novartis Corporation, Novartis Biotech Partnership, Inc., and Novartis AG, attached as Annex A to the Definitive Proxy Statement.

        (d)(2)    Investment Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as

Exhibit 10.54 of the Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.701 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(3)    Governance Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation and Chiron Corporation (initially filed as Exhibit 10.55 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.702 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(4)    Subscription Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.56 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.703 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(5)    Cooperation and Collaboration Agreement dated as of November 20, 1994, between Ciba-Geigy Limited and Chiron Corporation (initially filed as Exhibit 10.57 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.704 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(6)    Registration Rights Agreement dated as of November 20, 1994 between Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.58 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.705 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(7)    Market Price Option Agreement dated as of November 20, 1994 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.59 of Chiron's current report on Form 8-K dated November 20, 1994), incorporated by reference to Exhibit 10.706 of Chiron's report on Form 10-Q for the period ended June 30, 1999.

        (d)(8)    Amendment dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.60 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.707 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(9)    Supplemental Agreement dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation (initially filed as Exhibit 10.61 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.708 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(10)    Amendment with Respect to Employee Stock Option Arrangements dated as of January 3, 1995 among Ciba-Geigy Limited, Ciba-Geigy Corporation, Ciba Biotech Partnership, Inc. and Chiron Corporation, (initially filed as Exhibit 10.62 of Chiron's current report on Form 8-K dated January 4, 1995), incorporated by reference to Exhibit 10.709 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(11)    Agreement, dated November 27, 1996, between Ciba-Geigy Limited and Chiron, incorporated by reference to Exhibit 10.92 of Chiron's current report on Form 8-K filed with the Commission on December 17, 1996.

        (d)(12)    Amendment dated March 26, 1997, to Agreement dated November 27, 1996, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-Q for the period ended March 30, 1997.

        (d)(13)    Letter Agreement dated December 19, 1997, between Novartis Pharma AG and Chiron, incorporated by reference to Exhibit 10.712 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(14)    Letter Agreement dated December 24, 1997, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.713 of Chiron's report on Form 10-K for fiscal year 1997.

        (d)(15)    Letter Agreement, dated May 6, 1996, as to consent to assignment of contracts to Novartis Limited, among the Registrant, Ciba-Geigy Limited, Ciba-Geigy Corporation and Ciba Biotech

Partnership, Inc., incorporated by reference to Exhibit 10.43 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(16)    Letter Agreement, dated December 19, 1996, regarding compensation paid by Chiron for director services performed by employees of Ciba-Geigy Limited, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1996.

        (d)(17)    Letter Agreement dated September 30, 1999, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.716 of Chiron's report on Form 10-Q for the period ended September 30, 1999.

        (d)(18)    Chiron Funding L.L.C. Limited Liability Company Agreement, entered into and effective as of December 28, 1995, among Chiron, Chiron Biocine Company and Biocine S.p.A. and Ciba-Geigy Corporation, incorporated by reference to Exhibit 10.80 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(19)    Agreement between Ciba-Geigy Limited and Chiron made November 15, 1995, incorporated by reference to Exhibit 10.81 of Chiron's report on Form 10-K for fiscal year 1995.

        (d)(20)    Reimbursement Agreement dated as of March 24, 1995, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.76 of Chiron's report on Form 10-Q for the period ended July 2, 1995.

        (d)(21)    Reimbursement Agreement, dated as of June 28, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.94 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(22)    Reimbursement Agreement, dated as of July 12, 1996, between Ciba-Geigy Limited, a Swiss corporation, and Chiron, incorporated by reference to Exhibit 10.93 of Chiron's report on Form 10-Q for the period ended June 30, 1996.

        (d)(23)    Letter Agreement dated December 31, 1999 between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.44 of Chiron's report on Form 10-K for fiscal year 1999.

        (d)(24)    Letter Agreement dated December 7, 2000, between Novartis Corporation and Chiron, incorporated by reference to Exhibit 10.723 of Chiron's report on Form 10-K for fiscal year 2000.

        (d)(25)    Amendment dated May 18, 2001 to Governance Agreement dated as of November 20, 1994 among Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2003.

        (d)(26)    Amendment dated October 21, 2002 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.319 of Chiron's report on Form 10-K for fiscal 2002.

        (d)(27)    Amendment dated February 21, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.727 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(28)    Amendment dated March 11, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.728 of Chiron's report on Form 10-Q for the period ended March 31, 2003.

        (d)(29)    Amendment dated May 16, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorporated by reference to Exhibit 10.528 of Chiron's report on Form 10-Q for the period ended June 30, 2003.

        (d)(30)    Amendment dated December 5, 2003 to Governance Agreement dated as of November 20, 1994, between Chiron and Novartis AG, as successor-in-interest to Ciba-Geigy Limited, incorported by reference to Exhibit 10.729 of Chiron's report on Form 10-K for fiscal 2003.

        (d)(31)    Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 3, 2006, by and among Chiron, Novartis Corporation, Novartis Biotech Partnership, Inc., and Novartis AG, attached as Annex A to the Proxy Statement Supplement.

        (d)(32)    Letter Agreement, dated as of April 3, 2006, by and among Novartis Corporation, Chiron and CAM North America LLC, incorporated by reference to Exhibit 99.3 of Novartis Corporation's Schedule 13D/A as filed with the SEC on April 3, 2006.

        (f)    Section 262 of the Delaware General Corporation Law, attached as Annex D to the Definitive Proxy Statement.

        (g)    None.

*
Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 25, 2005.

**
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on January 11, 2006.

***
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on February 6, 2006.

****
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on March 20, 2006.

*****
Filed as an exhibit to the Schedule 13E-3/A filed with the Securities and Exchange Commission on April 5, 2006.

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